UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Concord Medical Services Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

206277 105(1)
(CUSIP Number)

Jianyu Yang
Zheng Cheng
18/F, Tower A, Global Trade Center
36 North Third Ring Road East
Dongcheng District, Beijing 100013
People’s Republic of China
Telephone: +86 10 5957-5266

With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing three Class A ordinary shares of the Issuer (the “Ordinary Shares”)

CUSIP Number: 206277 105

1.	Name of Reporting Persons Jianyu Yang
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 646,855
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 646,855
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,417,731[1]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%[2]
14.	Type of Reporting Person (See instructions) IN

1.	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment. Mr. Yang and his spouse, Ms. Bi Zhang, indirectly hold 18% and 42% of the shares of Morgancreek, respectively, and by virtue of such relationship Mr. Yang may be deemed the beneficial owner of all the Ordinary Shares (including Ordinary Shares in the form of ADSs) beneficially owned by Morgancreek.

2.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of November 21, 2016, and 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Shanghai Hui Fu Science and Technology Development Co., Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[3]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[4]
14.	Type of Reporting Person (See instructions) CO

3.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Hui Fu and Oakville hold 30% and 70% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

4.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of November 21, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Bi Zhang
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 646,855
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 646,855
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,417,731[5]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%[6]
14.	Type of Reporting Person (See instructions) IN

5.	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang, the spouse of Ms. Zhang, that are exercisable currently or within 60 days of the date of this Amendment. Ms. Zhang and Mr. Jianyu Yang indirectly hold 42% and 18% of the shares of Morgancreek, respectively. By virtue of such relationship, Ms. Zhang may be deemed the beneficial owner of (a) the 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang, and (b) all the Ordinary Shares (including Ordinary Shares in the form of ADSs) beneficially owned by Morgancreek.

6.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of November 21, 2016, and 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Oakville Holdings Group Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[7]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[8]
14.	Type of Reporting Person (See instructions) CO

7.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Oakville and Hui Fu hold 70% and 30% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

8.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of November 21, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Cherrylane Investments Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[9]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[10]
14.	Type of Reporting Person (See instructions) CO

9.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.

10.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of November 21, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Zheng Cheng
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 646,855
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 646,855
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,417,731[11]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%[12]
14.	Type of Reporting Person (See instructions) IN

11.	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.

12.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of November 21, 2016, and 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Shanghai Jian Qian Science and Technology Development Co., Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[13]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[14]
14.	Type of Reporting Person (See instructions) CO

13.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Jian Qian indirectly holds 40% of the shares of Morgancreek.

14.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of November 21, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Bluestone Holdings Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[15]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[16]
14.	Type of Reporting Person (See instructions) CO

15.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.

16.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of November 21, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Morgancreek Investment Holdings Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[17]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[18]
14.	Type of Reporting Person (See instructions) CO

17.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares.

18.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of November 21, 2016.

This Amendment No. 3 (this “Amendment”) is being filed jointly by Jianyu Yang (“Mr. Yang”), Shanghai Hui Fu Science and Technology Development Co., Ltd. (“Hui Fu”), Bi Zhang (“Ms. Zhang”), Oakville Holdings Group Limited (“Oakville”), Cherrylane Investments Limited (“Cherrylane”), Zheng Cheng (“Mr. Cheng”), Shanghai Jian Qian Science and Technology Development Co., Ltd. (“Jian Qian”), Bluestone Holdings Limited (“Bluestone”) and Morgancreek Investment Holdings Limited (“Morgancreek”, together with Mr. Yang, Hui Fu, Ms. Zhang, Oakville, Cherrylane, Mr. Cheng, Jian Qian and Bluestone, the “Reporting Persons”). This Amendment amends and supplements the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2013 by Mr. Yang, Daketala International Investment Holdings Ltd. (“Daketala”), Mr. Cheng and CZY Investments Limited (“CZY”), as amended by (i) Amendment No. 1 to Schedule 13D filed with the SEC on December 6, 2013 by Mr. Yang, Daketala, Hui Fu, Cherrylane, Mr. Cheng, CZY, Jian Qian, Bluestone and Morgancreek and (ii) Amendment 2 to Schedule 13D filed with the SEC on July 11, 2016 by the Reporting Persons ( collectively, the “Prior Schedule 13Ds”). The Reporting Persons have entered into a joint filing agreement, dated as of November 22, 2016, a copy of which is attached hereto as Exhibit 99.1. Except as provided herein, this Amendment does not modify any of the information previously reported on the Prior Schedule 13Ds.

Item 1. Security and Issuer

No material change.

Item 2. Identity and Background

No material change.

Item 3. Source and Amount of Funds or Other Consideration

 No material change.

Item 4. Purpose of Transaction

No material change.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mr. Yang(1)	60,417,731	45.6%	646,855	59,770,876	646,855	59,770,876
Hui Fu(2)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Ms. Zhang (3)	60,417,731	45.6%	646,855	59,770,876	646,855	59,770,876
Oakville(4)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Cherrylane(5)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Mr. Cheng(6)	60,417,731	45.6%	646,855	59,770,876	646,855	59,770,876
Jian Qian(7)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Bluestone(8)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Morgancreek(9)	59,770,876	45.4%	—	59,770,876	—	59,770,876

____________

* Percentage is calculated based on 131,718,946 Ordinary Shares issued and outstanding as of November 21, 2016, and shall include, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(1)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment. Mr. Yang and his spouse, Ms. Bi Zhang, indirectly hold 18% and 42% of the shares of Morgancreek, respectively, and by virtue of such relationship Mr. Yang may be deemed the beneficial owner of all the Ordinary Shares (including Ordinary Shares in the form of ADSs) beneficially owned by Morgancreek.

(2)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Hui Fu and Oakville hold 30% and 70% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

(3)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang, the spouse of Ms. Zhang, that are exercisable currently or within 60 days of the date of this Amendment. Ms. Zhang and Mr. Yang indirectly hold 42% and 18% of the shares of Morgancreek, respectively. By virtue of such relationship, Ms. Zhang may be deemed the beneficial owner of (a) the 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang, and (b) all the Ordinary Shares (including Ordinary Shares in the form of ADSs) beneficially owned by Morgancreek.

(4)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Oakville and Hui Fu hold 70% and 30% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

(5)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.

(6)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.

(7)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Jian Qian indirectly holds 40% of the shares of Morgancreek.

(8)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.

(9)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares.

(c) Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On November 21, 2016, Morgancreek entered into a note purchase agreement (the “Note Purchase Agreement”) with Haitong International Securities Company Limited (“Haitong”) to repay the outstanding amount under the US$71,827,050.45 facility agreement dated November 8, 2013 between, among others, Morgancreek as borrower and Gopher Investment Fund SPC as lender (as amended and supplemented form time to time) (the “Gopher Facility Agreement”). The Gopher Facility Agreement and the related transactions were disclosed in a Prior Schedule 13D. Pursuant to the Note Purchase Agreement, Morgancreek will issue to Haitong, and Haitong will subscribe to, an aggregate principal amount of US$70,000,000 senior secured guaranteed notes of Morgancreek (the “Notes”). The Notes bear an interest rate of 8% per annum accruing from November 22, 2016 (the “Issue Date”), due and payable in cash in advance quarterly from the Issue Date until the Notes are redeemed. The Notes are due and payable on May 22, 2017 (the “Initial Maturity Date”) or, if extended with Haitong’s consent, November 22, 2017, unless the maturity of the Notes is accelerated upon the occurrence of an event of default. Upon an event of default, Haitong may redeem the Notes at a redemption price equal to the aggregate of the principal amount of the Notes outstanding and to be redeemed (the “Base Redemption Amount”), and interest accrued and outstanding, including default interest, and where the redemption occurs after the Initial Maturity Date, plus an amount reflecting certain IRR on the Base Redemption Amount. In addition, Morgancreek may, at any time after three months after the Issue Date, redeem in whole or in part the outstanding amount of the Notes at an amount equal to the aggregate of the Base Redemption Amount plus an amount reflecting certain IRR on such amount, and interest accrued and outstanding, including default interest, if applicable.

The obligations of the obligors, including Morgancreek, under the Note Purchase Agreement and the Notes are secured by (i) share mortgage granted by Morgancreek over 37,547,188 certificated Ordinary Shares (“Morgancreek Listco Share Mortgage”), (ii) share mortgage granted by Solar Honor Limited over 14,163,325 certificated Ordinary Shares, (iii) share charge granted by Morgancreek over 4,660,976 ADSs (“Morgancreek Listco Share Charge”), (iv) share charge granted by Solar Honor Limited over 405,326 ADSs, (iv) share charges granted by Cherrylane and Bluestone respectively over all the common shares of Morgancreek, (v) share charges granted by Oakville and Hui Fu respectively over all the common shares of Cherrylane, (vi) share charge granted by Jian Qian over all the common shares of Bluestone, (vii) share charge granted by Ms. Zhang over all the common shares of Oakville, (viii) share charge granted by Mr. Yang over all the shares of Hui Fu, and (iv) share charge granted by Mr. Cheng over all the shares of Jian Qian; and are guaranteed by personal guarantees of Mr. Yang and Ms. Zhang (together, the “Collateral Package”).

The description of the Note Purchase Agreement and Collateral Package contained herein does not purport to be complete. A copy of Morgancreek Listco Share Charge and Morgancreek Listco Share Mortgage are attached as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated by reference herein.

On November 22, 2016, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

Except as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated November 22, 2016.

99.2	Morgancreek Listco Share Charge, dated as of November 22, 2016, by and among Morgancreek Investment Holdings Limited, and Haitong International Securities Company Limited.

99.3	Morgancreek Listco Share Mortgage, dated as of November 22, 2016, by and between Morgancreek Investment Holdings Limited and Haitong International Securities Company Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2016

Jianyu Yang

/s/ Jianyu Yang

Shanghai Hui Fu Science and Technology Development Co., Ltd.

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

Bi Zhang

/s/ Bi Zhang

Oakville Holdings Group Limited

By:	/s/ Bi Zhang
Name: Bi Zhang
Title: Director

Cherrylane Investments Limited

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

Zheng Cheng

/s/ Zheng Cheng

Shanghai Jian Qian Science and Technology Development Co., Ltd.

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Director

Bluestone Holdings Limited

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Director

Morgancreek Investment Holdings Limited

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated November 22, 2016.

99.2	Morgancreek Listco Share Charge, dated as of November 22, 2016, by and among Morgancreek Investment Holdings Limited, and Haitong International Securities Company Limited.

99.3	Morgancreek Listco Share Mortgage, dated as of November 22, 2016, by and between Morgancreek Investment Holdings Limited and Haitong International Securities Company Limited.